FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2002

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                             --

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No X
   -----   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           BANCO ITAU S.A.
                                                             (Registrant)


Date: August 7, 2002         By:       /s/ Alfredo Egydio Setubal
                                      ----------------------------
                                      Name:    Alfredo Egydio Setubal
                                      Title:   Investor Relations Officer

                             By:       /s/ Silvio Aparecido de Carvalho
                                      ---------------------------------
                                      Name:    Silvio Aparecido de Carvalho
                                      Title:   Chief Accounting Officer




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                                  EXHIBIT INDEX


1.       Announcement to the Market
2.       Announcement to the Market